Exhibit 99.1

Tenaris Announces that Siderca, its Operating Subsidiary Listed on the Buenos Aires Stock Exchange, has Published its 2002 Annual Results

Luxembourg, March 5, 2003. - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) informs shareholders that Siderca S.A.I.C. (Buenos Aires: ERCA) (Siderca), its principal operating subsidiary in Argentina, announced today its annual results for 2002. Siderca reported a net income of ARP1,493 million and consolidated operating income of ARP1,389 million on consolidated net sales of ARP5,124 million for the year. Siderca’s results are reported in Argentine pesos and its financial statements are prepared in accordance with Argentine accounting standards. Further information about Siderca’s results can be found at www.siderca.com.

The financial statements of Siderca are consolidated in the financial statements of Tenaris, which prepares its financial statements in accordance with International Accounting Standards and reports its results in U.S. dollars. Tenaris is scheduled to announce its 2002 annual results on March 6, 2003.

With manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide, Tenaris is a leading global manufacturer of seamless steel pipes and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries as well as a leading regional supplier of welded steel pipes for gas pipelines in South America.